SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2) *



                               QCF Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  746924 10 9
                                 (CUSIP Number)







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise Subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 14 pages

CUSIP NO. 746924 10 9               13G                     Page 2 of 14 Pages




1     NAME OF REPORTING PERSON: QCF Bancorp, Inc. Employee Stock Ownership Plan

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             41-1796789
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)     X

                                                                  (b)
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF       5     SOLE VOTING POWER              0
               SHARES

             BENEFICIALLY     6     SHARED VOTING POWER      141,620
               OWNED BY

                 EACH         7     SOLE DISPOSITIVE POWER         0
              REPORTING

               PERSON         8     SHARED DISPOSITIVE POWER 141,620
                WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       141,620
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             10.24%
12            TYPE OF REPORTING PERSON*

                           EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                     Page 3 of 14 Pages




1             NAME OF REPORTING PERSON: Queen City Federal Savings Bank 401k
                                        Profit Sharing Plan

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   41-0836777
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)      X

                                                                 (b)
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF      5     SOLE VOTING POWER                        0
               SHARES

             BENEFICIALLY
               OWNED BY      6     SHARED VOTING POWER                 77,866

                EACH
                             7     SOLE DISPOSITIVE POWER                   0
              REPORTING

               PERSON        8     SHARED DISPOSITIVE POWER            77,866
                WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         77,866
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             5.63%
12            TYPE OF REPORTING PERSON*

                           EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                       13G              Page 4 of 14 Pages



1             NAME OF REPORTING PERSON: QCF Bancorp, Inc. 1995 Stock Option and
                                        Incentive Plan
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    41-1796789
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)     X

                                                                  (b)
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota

                  NUMBER OF    5   SOLE VOTING POWER                     0
                  SHARES

                BENEFICIALLY   6   SHARED VOTING POWER             178,275
                  OWNED BY

                    EACH       7   SOLE DISPOSITIVE POWER                0
                 REPORTING

                  PERSON       8   SHARED DISPOSITIVE POWER        178,275
                   WITH

9
              AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       178,275
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                              12.89%
12            TYPE OF REPORTING PERSON*

                           EP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9               13G                      Page 5 of 14 Pages


1             NAME OF REPORTING PERSON: Peter J. Johnson

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             ###-##-####
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)

                                                                (b)     X
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF      5     SOLE VOTING POWER               9,748
               SHARES

            BENEFICIALLY     6     SHARED VOTING POWER           286,346
             OWNED BY

                EACH         7     SOLE DISPOSITIVE POWER          9,748
             REPORTING

               PERSON        8     SHARED DISPOSITIVE POWER      286,346
                WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     296,094
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           21.4%
12            TYPE OF REPORTING PERSON*

                           IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9             13G                       Page 6 of 14 Pages


1             NAME OF REPORTING PERSON: Kevin E. Pietrini

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             ###-##-####
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)     X
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF
                             5     SOLE VOTING POWER                57,244
               SHARES

             BENEFICIALLY
                             6     SHARED VOTING POWER             108,071

               OWNED BY

                 EACH        7     SOLE DISPOSITIVE POWER           57,244
              REPORTING

               PERSON        8     SHARED DISPOSITIVE POWER        108,071
                WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        165,315
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                              11.9%
12            TYPE OF REPORTING PERSON*

                           IN



                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                 13G                    Page 7 of 14 Pages



1             NAME OF REPORTING PERSON: John A. Trenti

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             ###-##-####
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)

                                                               (b)     X
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF
                            5     SOLE VOTING POWER               6,386
               SHARES

             BENEFICIALLY   6     SHARED VOTING POWER           286,346
               OWNED BY

                EACH        7     SOLE DISPOSITIVE POWER          6,386
              REPORTING

               PERSON       8     SHARED DISPOSITIVE POWER      286,346
                WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       286,246
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           20.69%
12            TYPE OF REPORTING PERSON*

                           IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                 13G                   Page 8 of 14 Pages


1             NAME OF REPORTING PERSON: Daniel F. Schultz

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)

                                                                (b)     X
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF
                            5    SOLE VOTING POWER                    49,746
                SHARES

             BENEFICIALLY   6    SHARED VOTING POWER                  77,866
               OWNED BY

                EACH        7    SOLE DISPOSITIVE POWER               49,746
              REPORTING


                 PERSON     8    SHARED DISPOSITIVE POWER             77,866
                  WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      127,612
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             9.2%
12            TYPE OF REPORTING PERSON*

                           IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9               13G                     Page 9 of 14 Pages



1             NAME OF REPORTING PERSON: John C. Pearsall

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)

                                                                (b)      X
3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Minnesota
              NUMBER OF
                             5      SOLE VOTING POWER              13,289
                SHARES

             BENEFICIALLY    6      SHARED VOTING POWER            178,275
               OWNED BY

                 EACH        7      SOLE DISPOSITIVE POWER         13,289
              REPORTING

                 PERSON      8      SHARED DISPOSITIVE POWER       178,275
                  WITH

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       191,564
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             13.84%
12            TYPE OF REPORTING PERSON*

                           IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 10 of 14 Pages


                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)               Name of Issuer.
            QCF Bancorp, Inc.

Item 1(b)               Address of Issuer's Principal Executive Offices.
            501 Chestnut
            P. O. Box 1147
            Virginia, MN 55792

Item 2(a)               Name of Person(s) Filing.
     QCF Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), Queen City Federal Savings Bank 401k Profit Sharing Plan ("401k Plan"), QCF Bancorp, Inc. 1995 Stock Option and Incentive Plan ("Option Plan"), and the following individuals who serve as trustees of the separate trusts established under the ESOP, the 401k Plan, and the Option Plan: Peter J. Johnson, Kevin E. Pietrini, John A. Trenti, Daniel F. Schultz, and John C. Pearsall.

Item 2(b)               Address of Principal Business Office.
            Same as Item 1(b).

Item 2(c)               Citizenship.
     See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)               Title of Class of Securities.
            Common Stock, par value $.01 per share.

     Item 2(e) CUSIP Number. See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.                 Check whether the person filing is a:

(f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d 1(b)(1)(ii)(F)

(h) X Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

 Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                          Page 11 of 14 pages

Item 4.  Ownership.
(a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

(b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.  Ownership of Five percent or Less of A Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, QCF Bancorp, Inc., acting as the ESOP
Committee, has the power to direct the receipt of dividends on shares held in the ESOP Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not applicable.

Item 8.  Identification and Classification of Members of the Group.
     This Schedule 13G is being filed on behalf of the ESOP, the 401k Plan, and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the ESOP, the 401k Plan, and the Option Plan, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.                 Notice of Dissolution of Group.
            Not applicable.

Item 10.                Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                           Page 12 of 14 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QCF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:



               /S/ Peter J. Johnson                     November 10,1997
            Peter J. Johnson, as Trustee                Date


              /S/ Kevin E. Pietrini                     November 10,1997
            Kevin E. Pietrini, as Trustee               Date


              /S/ John A. Trenti                        November 10,1997
            John A. Trenti, as Trustee                  Date


  /S/ Peter J. Johnson                                  November 10, 1997
Peter J. Johnson, as an Individual                      Date
   Stockholder


 /S/ Kevin E. Pietrini                                  November 10, 1997
Kevin E. Pietrini, as an Individual                     Date
   Stockholder


 /S/ John A. Trenti                                     November 10, 1997
John A. Trenti, as an Individual                        Date
   Stockholder

QUEEN CITY FEDERAL SAVINGS BANK
401k PROFIT SHARING PLAN

By Its Trustee:



            /S/ Daniel F. Schultz                        November 10, 1997
            Daniel F. Schultz, as Trustee                Date



  /S/ Daniel F. Schultz                                  November 10, 1997
Daniel F. Schultz, as an Individual                      Date
   Stockholder

1997 Schedule 13G Signature Pages                          Page 13 of 14 Pages
Page 2 of 2




QCF BANCORP, INC.
1995 STOCK OPTION AND INCENTIVE PLAN



By Its Trustees:



             /S/ Peter J. Johnson                      November 10, 1997
            Peter J. Johnson, as Trustee               Date


             /S/ John C. Pearsall                      November 10, 1997
            John C. Pearsall, as Trustee               Date

            /S/ John A. Trenti                         November 10,1997
            John A. Trenti, as Trustee                 Date


 /S/ Peter J. Johnson                                  November 10, 1997
Peter J. Johnson, as an Individual                     Date
   Stockholder

 /S/ John C. Pearsall                                  November 10, 1997
John C. Pearsall, as an Individual                     Date
   Stockholder


  /S/ John A. Trenti                                   November 10, 1997
John A. Trenti, as an Individual                       Date
   Stockholder

                                                            Page 14 of 14 Pages



Exhibit A


                       Identification of Members of Group


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (I) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. The trustee of the 401k Plan has voting and investment powers as to the 401k Plan's investment in shares of common stock of the issuer, as directed by the plan participants. Under the Option Plan's trust agreement, the trustees have sole discretion as to the investment of trust assets and exercise voting rights with respect to common stock of the issuer in accordance with the terms and conditions for the exercise of voting rights of unallocated shares under the ESOP. Overall, the trustees of the ESOP, the 401k Plan, and the Option Plan must exercise their voting and dispositive powers with respect to the assets, including common stock of the issuer, held by the plans in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.